          As filed with the Securities and Exchange Commission on June 27, 2001
                                                          Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ATMEL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                             77-0051991
(STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)

                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  DONALD COLVIN
                             VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                ATMEL CORPORATION
                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:
                             MARK A. BERTELSEN, ESQ.
                             JOSEPH F. DANIELS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                        PROPOSED MAXIMUM   PROPOSED MAXIMUM     AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE       OFFERING PRICE       AGGREGATE        REGISTRATION
        TO BE REGISTERED           REGISTERED (1) (2)   PER SECURITY (3)   OFFERING PRICE (3)       FEE
=============================================================================================================
Zero Coupon Convertible
Subordinated Debentures due
2021......                            $511,500,000            36.5%          $186,697,500        $46,675
=============================================================================================================
 Common Stock $0.001 par value...   11,755,805 shares           --                 --              (4)
=============================================================================================================

(1) $511,500,000 in principal amount at maturity of the debentures were issued at an original price of $391.06 per $1,000 principal amount at maturity, which represents an aggregate issue price of $200,027,190.

(2) Includes 11,755,805 shares of common stock initially issuable upon conversion of $511,500,000 in principal amount at maturity of the debentures at the rate of 22.983 shares of common stock per $1,000 principal amount at maturity. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event. The Registration Statement also applies to rights issued pursuant to our amended and restated rights agreement, which rights are currently attached to and trade only with shares of our common stock.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the bid and asked prices of the debentures on June 21, 2001.

(4) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of common stock issuable upon conversion of the debentures, because no additional consideration will be received in connection with the exercise of the conversion privilege.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.
================================================================================

                   SUBJECT TO COMPLETION, DATED JUNE 27, 2001

                                  $511,500,000

                                  [ATMEL LOGO]

 ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2021 AND THE COMMON STOCK
                   ISSUABLE UPON CONVERSION OF THE DEBENTURES

WE ISSUED THE DEBENTURES IN A PRIVATE PLACEMENT IN MAY 2001. THIS PROSPECTUS WILL BE USED BY SELLING SECURITYHOLDERS TO RESELL THEIR DEBENTURES AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THEIR DEBENTURES.


                        ---------------------------------

THE DEBENTURES ARE CONVERTIBLE PRIOR TO MATURITY INTO COMMON STOCK AT AN INITIAL CONVERSION RATE OF 22.983 SHARES PER $1,000 PRINCIPAL AMOUNT AT MATURITY. THE CONVERSION RATE WILL NOT BE ADJUSTED FOR ACCRUED ORIGINAL ISSUE DISCOUNT, BUT WILL BE SUBJECT TO ADJUSTMENT IN CERTAIN EVENTS.


                        ---------------------------------

ON OR AFTER MAY 23, 2006, WE MAY REDEEM ANY OF THE DEBENTURES AT THE REDEMPTION PRICES SET FORTH IN THIS PROSPECTUS. HOLDERS MAY REQUIRE US TO REPURCHASE THE DEBENTURES AT THE REPURCHASE PRICES SET FORTH IN THIS PROSPECTUS ON MAY 23, 2006, MAY 23, 2011 AND MAY 23, 2016.


                        ---------------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET UNDER THE SYMBOL "ATML." ON JUNE 26, 2001, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS 11.86 PER SHARE.

                        ---------------------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                        ---------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This prospectus is dated _____________, 2001

                                TABLE OF CONTENTS


                                                                                PAGE
                                                                                ----
Forward-Looking Statements .....................................................  2
Prospectus Summary .............................................................  3
Risk Factors ...................................................................  9
Use of Proceeds ................................................................ 21
Ratio of Earnings to Fixed Charges ............................................. 21
Description of Debentures ...................................................... 22
Description of Capital Stock ................................................... 44
Certain United States Federal Income Tax
   Considerations .............................................................. 46
Selling Securityholders ........................................................ 50
Plan of Distribution ........................................................... 52
Legal Matters .................................................................. 54
Experts ........................................................................ 54
Where You Can Find More Information ............................................ 54
Trademark Acknowledgements ..................................................... 55

                           --------------------------

        REFERENCES TO "HOLDERS" REFERS TO HOLDERS OF OUR ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2021, AND REFERENCES TO "WE," "US," "OUR," OR "ATMEL" REFER TO ATMEL CORPORATION AND ITS SUBSIDIARIES, IN EACH CASE, UNLESS THE CONTEXT OTHERWISE REQUIRES OR THE TEXT INDICATES OTHERWISE. ALL OF THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO TWO-FOR-ONE STOCK SPLITS EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND TO STOCKHOLDERS OF RECORD AS OF DECEMBER 3, 1999 AND AUGUST 11, 2000.

                           --------------------------

                           FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                           --------------------------

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED HEREIN. SELLING SECURITYHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF DEBENTURES AND/OR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE DEBENTURES OR COMMON STOCK.

                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, our debentures and our common stock and our financial statements and related material appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus including the documents incorporated by reference in this prospectus, before you invest in our debentures or shares of common stock issuable upon conversion of the debentures. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

        We are a global semiconductor company that designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products, or ICs. We are leaders in developing and commercializing nonvolatile memory, or memory that continues to store information after power is turned off. We leverage our expertise in nonvolatile memories by combining them with microcontrollers, digital signal processors and other logic to meet the evolving and growing needs of our customers. These complex system-on-a-chip solutions for a broad array of markets are manufactured using our leading-edge multiple process technologies, including complementary metal oxide semiconductor (CMOS), double-diffused metal oxide semiconductor (DMOS), logic, CMOS logic, bipolar, bipolar CMOS (BiCMOS), silicon germanium (SiGe), SiGe BiCMOS, analog, bipolar double diffused CMOS (BCDMOS) and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. Our products are used primarily in the following markets:

        Communications. Communications, including wireless and wireline telecommunications and data networking, is currently our largest end user market, representing nearly half of our revenues for the year ended December 31, 2000. The rapid global acceptance of the wireless phone has resulted in an increased demand for our products. For the wireless market, we provide nonvolatile memory, microcontrollers, and ASICs that are used in global standard for mobile communications (GSM) and code-division multiple access (CDMA) mobile phones and their base stations, as well as two-way pagers, mobile radios, 900 MHz cordless phones and their base stations. We also have a range of products based on Bluetooth, a new short range wireless protocol that enables instant connectivity between electronic devices. Our principal customers in the wireless market include Ericsson, Kenwood, Motorola, Nokia, Panasonic, Philips, Qualcomm, Samsung, Siemens and Sony.

        For the data networking and wireline telecommunications markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line (DSL) access multiplexers that are currently being used to build Internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel, Cisco, Nortel, Siemens and 3Com.

        Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide multimode audio processors and MPEG2 based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. For digital cameras, we provide a single chip digital camera solution. We provide demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks (LANs) and baseband controllers and network protocol stacks for voice-over-internet-protocol (VoIP) telephone terminals. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards. Our principal consumer electronics customers include FujiFilm, GemPlus, LG Electronics, Mitsubishi, Panasonic, Philips, Samsung, Schlumberger and Sony.

        Computing, Storage and Printing. For computing applications, we provide Flash, universal serial bus (USB) hubs and ASICs for personal computers and servers. In late 2000, we introduced a biometric security IC that verifies a user's identity by scanning a finger. We believe this IC will find applications where access to information, equipment and similar resources needs to be controlled or monitored. For storage applications, we provide servo controllers, read channels, and data interfaces for data storage subsystems, hard drives and DVD players. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include ACER, Compaq, Hewlett-Packard, IBM, Intel, Lexmark, Maxtor, Microsoft, Polaroid, Seagate, Toshiba and Western Digital. We manufacture more than 90% of our products in our own wafer fabrication facilities, or fabs. We strive to continuously expand and upgrade our fabs to meet customer demand. We believe our broad portfolio of manufacturing capabilities allows us to produce ICs that enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller size, longer battery life and more memory.

        Our wafer fabrication facilities are as follows:

        -       Colorado Springs, Colorado: two 6-inch wafer fabs;

        -       Rousset, France: 8-inch wafer fab;

        -       Heilbronn, Germany: 6-inch wafer fab;

        -       Nantes, France: 6-inch wafer fab;

        - Irving, Texas: 8-inch wafer fab (expected to produce wafers near the end of the third quarter of 2001); and

        - North Tyneside, UK: 8-inch wafer fab (expected to produce wafers by the end of 2001).

        Our business has four segments, each of which requires different design, development and marketing resources to produce and sell semiconductor integrated circuits.

        - ASIC -- The products in our application specific integrated circuit (ASIC) segment include full custom application-specific integrated circuits, semicustom gate arrays and semicustom cell based integrated circuits designed to meet specialized customer requirements for their high-performance devices in a broad variety of applications.

        - Logic -- The products in our Logic segment include microcontrollers, eraseable programmable logic devices (EPLDs), and field programmable gate arrays (FPGAs), for sale to customers who use them in a broad variety of applications.

        - Nonvolatile Memories -- The products in our Nonvolatile Memories segment include Flash memories, electrically eraseable programmable read-only memories (EEPROMs), and eraseable programmable read only memories (EPROMs), for use in a broad variety of customer applications.

        - Atmel Wireless and Microcontroller Group (WMG) -- WMG produces analog, microcontroller and specialty products to service the automotive, telecommunications, consumer and industrial markets. WMG focuses on designing and supplying high-frequency products using silicon-germanium technology which are used in two-way pagers, digital enhanced cordless telecommunications, and mobile telephones, among other applications.

        In 2000, 36% of our sales were made to customers in North America, 28% to customers in Europe, 34% to customers in Asia and 2% to customers in other regions. We distribute our products directly through 16 U.S. sales offices and 29 international sales offices. In addition, we use distributors for indirect distribution, including All American, Arrow Electronics, Avnet, Insight and Pioneer. We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131 and our telephone number is (408) 441-0311.

RECENT DEVELOPMENTS

        Revised Outlook Announcement. Beginning late in the fourth quarter of 2000, the global semiconductor industry began to experience a downturn. Our business has already been impacted by this downturn, as reflected by our net revenues of $526 million in the first quarter of 2001 declining by $48 million from $574 million in the fourth quarter of 2000. On May 15, 2001, we announced that we currently expect our net revenues for the second quarter of 2001 to decline by approximately 10 to 15 percent from our net revenues in the first quarter of 2001. We believe that this decline is due primarily to a decline in customer end-demand for semiconductor products.

                         THE DEBENTURES AND COMMON STOCK

 Securities Offered.............................   $511,500,000 aggregate principal amount at
                                                   maturity of zero coupon convertible
                                                   subordinated debentures due May 23, 2021 and
                                                   shares of our common stock issued upon
                                                   conversion of debentures that have not been
                                                   resold pursuant to the registration statement
                                                   of which this prospectus forms a part.  We
                                                   will not pay periodic interest on the
                                                   debentures, except under the circumstances
                                                   described in "Description of Debentures --
                                                   Optional Conversion to Semiannual Coupon
                                                   Debentures Upon Tax Event."

 Yield to Maturity of Debentures................   4.75% per year compounded semi-annually,
                                                   calculated from May 23, 2001.

 Conversion.....................................   Holders have the option to convert the
                                                   debentures into our common stock at any time
                                                   prior to maturity or their earlier
                                                   redemption. Holders can convert the
                                                   debentures into common stock at a fixed
                                                   conversion rate of 22.983 shares per $1,000
                                                   principal amount at maturity.  The conversion
                                                   rate is subject to adjustment if certain
                                                   events occur.  See "Description of Debentures
                                                   -- Conversion of Debentures by Holders."

                                                   Holders may exercise the
                                                   option to convert only before
                                                   the debentures reach maturity
                                                   and before we redeem or
                                                   repurchase them.

 Subordination..................................   The debentures are subordinated to all
                                                   existing and future senior indebtedness as
                                                   that term is defined in "Description of
                                                   Debentures -- Subordination."  As of
                                                   March 31, 2001, we had approximately $643
                                                   million of indebtedness outstanding that
                                                   would have constituted senior indebtedness.
                                                   As of the same date, our subsidiaries had
                                                   approximately $709 million of indebtedness
                                                   and other liabilities outstanding to which
                                                   the debentures would have been effectively
                                                   subordinated (including trade and other
                                                   payables but excluding inter-company
                                                   obligations).  See "Description of Debentures
                                                   -- Subordination."

 Original Issue Discount........................   The debentures were issued at original issue
                                                   discount for United States federal income tax
                                                   purposes equal to the excess of their
                                                   principal amount at maturity over the amount
                                                   of their issue price.  We will not make
                                                   periodic cash payments of

                                                   interest on the debentures.  Nonetheless,
                                                   Holders should be aware that accrued original
                                                   issue discount will be included periodically
                                                   in their gross income for United States
                                                   federal income tax purposes.  See "Certain
                                                   U.S. Federal Income Tax Considerations."

                                                   Holders should be aware that
                                                   they will be responsible for
                                                   the payment of taxes that may
                                                   be due even though they may
                                                   not receive any cash payment
                                                   at the time original issue
                                                   discount is included in their
                                                   gross income.

 Redemption at Our Option.......................   We may not redeem the debentures before
                                                   May 23, 2006.  At any time on or after
                                                   May 23, 2006, we may redeem all or part of
                                                   the debentures for cash. Holders may convert
                                                   the debentures after they are called for
                                                   redemption at any time up to the redemption
                                                   date.  Redemption prices are equal to the
                                                   issue price plus accrued original issue
                                                   discount through the date of redemption.  See
                                                   "Description of Debentures -- Redemption of
                                                   Debentures at Our Option."

 Fundamental Change.............................   Holders may require us to repurchase the
                                                   debentures if we experience a Fundamental
                                                   Change.  The Fundamental Change purchase
                                                   price is equal to the issue price plus
                                                   accrued original issue discount through the
                                                   date of repurchase.  See "Description of
                                                   Debentures -- Repurchase at the Option of the
                                                   Holder Upon a Fundamental Change."

 Repurchase at the Option of the Holder.........   Holders may require us to repurchase the
                                                   debentures on May 23, 2006, May 23, 2011 and
                                                   May 23, 2016 for a purchase price equal to
                                                   the issue price plus accrued original issue
                                                   discount through the date of repurchase.  We
                                                   may elect to pay all or a portion of the
                                                   purchase price in common stock instead of
                                                   cash, subject to certain conditions.  See
                                                   "Description of Debentures -- Repurchase of
                                                   Debentures at the Option of the Holder."

 Conversion to Semiannual Coupon Debentures.....   If a tax event prevents us from deducting
                                                   original issue discount payable on the
                                                   debentures, we may elect to pay Holders
                                                   interest in cash and terminate the further
                                                   accrual of original issue discount.  See
                                                   "Description of Debentures -- Optional
                                                   Conversion to Semiannual Coupon Debentures

                                                   Upon a Tax Event."

 Use of Proceeds................................   We will not receive any of the proceeds from
                                                   the sale by any selling securityholders of
                                                   the debentures or the underlying common stock.

 Registration Rights............................   We will use our reasonable efforts to keep
                                                   the shelf registration statement, of which
                                                   this prospectus forms a part, effective until
                                                   the earlier of (i) the sale pursuant to the
                                                   shelf registration statement of all the
                                                   securities registered under the shelf
                                                   registration statement and (ii) the
                                                   expiration of the holding period applicable
                                                   to such securities held by our non-affiliates
                                                   under Rule 144(k) of the Securities Act, or
                                                   any successor provision, subject to certain
                                                   permitted exceptions.  See "Description of
                                                   Debentures -- Registration Rights."

 NASDAQ Common Stock Symbol.....................   ATML

                                  RISK FACTORS

        Before you invest in the debentures or shares of common stock underlying the debentures, you should be aware of the various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the debentures or common stock. The risks set out below are not the only risks we face.

        If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the debentures and common stock could decline, and you may lose all or a part of your investment.

OUR REVENUE AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

        Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

        - the cyclical nature of both the semiconductor industry and the markets addressed by our products;

        -       fluctuations in manufacturing yields;

        -       the timing of introduction of new products;

        -       the timing of customer orders;

        -       price erosion;

        -       changes in mix of products sold;

        -       the extent of utilization of manufacturing capacity;

        -       product obsolescence;

        -       availability of supplies and raw materials;

        -       price competition and other competitive factors; and

        -       fluctuations in currency exchange rates.

        Any unfavorable changes in any of these factors could harm our operating results.

        In particular, we believe that our future sales growth will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or any design win may not result in future revenues, which depend in large part on the success of the customer's end product or system. We expect the average selling price of each of our products to decline as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs in the manufacturing of those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, our operating results could be harmed. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

        In addition, our continued success will depend in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment, and economic growth generally. Our success will also depend upon a better supply and demand balance within the semiconductor industry.

        In 1998 and early 1999, the semiconductor industry experienced a significant downturn, characterized by, among other things, diminished product demand, production overcapacity and decline of average selling prices of products. While sales of our ASIC and logic-related products increased during this period, continued price reduction of our commodity non-volatile memory products (caused by continued weakened business conditions and excess manufacturing capacity in the semiconductor industry) more than offset the impact of higher sales of ASIC and logic-related products in 1998. These non-volatile memory products included our commodity EPROMs and Flash memories. These business conditions in the worldwide semiconductor industry also contributed to our decision to implement a restructuring plan, which we announced in the second quarter of fiscal 1998. The restructuring plan, which resulted in a nonrecurring charge of approximately $66 million, included a ten percent work force reduction and an impairment charge to write down the value of certain manufacturing equipment and machinery with older process technology. We also recognized an in-process research and development charge of $23 million relating to the WMG acquisition during the second quarter of fiscal 1998.

        Beginning late in the fourth quarter of 2000, the semiconductor industry began to experience a downturn, and worldwide semiconductor sales are projected to decline by approximately 17% in 2001 from 2000. Our business has been impacted by this recent downturn, with the effect that our net revenues of $526 million in the first quarter of 2001 declined by $48 million (or 8%) from $574 million in the fourth quarter of 2000. Many of the business conditions we experienced in the 1998 downturn are again present in our business. While our visibility is limited in the current environment, at present we expect the current downturn to negatively affect revenues through the second quarter of 2001.

IF WE DO NOT SUCCESSFULLY INCREASE OUR MANUFACTURING CAPACITY, WE MAY FACE CAPACITY CONSTRAINTS THAT COULD HARM OUR BUSINESS.

        We currently manufacture our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Heilbronn, Germany; Nantes, France; and Rousset, France. We currently expect our Irving, Texas facility to be producing wafers in the third quarter of 2001 and our new facility in North Tyneside, UK, to be operational and producing wafers by the end of 2001. We believe that we will be able to substantially meet our production needs from these facilities through the end of the fourth quarter of 2003, although this date may vary depending on, among other things, our rate of revenue growth. We will be required to hire, train and manage additional production personnel in order to increase production capacity as planned. We will also be required to successfully implement new manufacturing technologies, such as .25-micron,
 .18-micron, .13 micron and chemical and mechanical planarization in our wafer manufacturing facilities to increase our manufacturing capacity and yields. If we cannot expand our capacity on a timely basis, we could experience significant capacity constraints that would prevent us from meeting customer demand. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our manufacturing capacity may continue to reduce our gross margins in future periods.

        We are exploring alternatives for the further expansion of our manufacturing capacity, which would likely occur during and after 2001, including:

        -       expanding our current wafer fabrication facilities;

        - purchasing or building one or more additional wafer fabrication facilities; and

        - entering into strategic relationships to obtain additional capacity.

        Any of these alternatives could require a significant investment by us, and none of the alternatives for expanding our manufacturing capacity may be available on a timely basis.

        The cost of expanding our manufacturing capacity at our existing facilities is expected to be funded through a combination of available cash resources, cash from operations and additional lease, debt or equity financing, including this offering. We may not be able to obtain the additional financing necessary to fund the expansion of our manufacturing facilities.

        Expanding our wafer fabrication capacity involves significant risks, including:

        -       shortages of materials and skilled labor;

        - unavailability of semiconductor manufacturing and testing equipment;

        -       unforeseen environmental or engineering problems;

        -       work stoppages;

        - approvals and requirements of governmental and regulatory agencies; and

        -       unanticipated cost increases.

        Any one of these risks could delay the building, equipping and production start-up of a new facility or the expansion of an existing facility, and could involve significant additional costs or reduce our anticipated revenues. In addition, the timing of commencement of operation of our North Tyneside, UK facility will depend upon the availability, timely delivery, successful installation and testing of complex process equipment.

        As a result of these and other factors, any expanded or new facility may not be completed and in volume production on time or within budget. Furthermore, we may be unable to achieve adequate manufacturing yields in any expanded or new facility in a timely manner, and our revenues may not increase in proportion to the anticipated increase in manufacturing capacity associated with any expanded or new facility.

IF WE ARE UNABLE TO EFFECTIVELY UTILIZE OUR WAFER MANUFACTURING CAPACITY AND FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

        The fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of our manufacturing capacity and related transitions. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities would harm our business.

        In 1997 and 1998, we made substantial capital expenditures to increase our wafer fabrication capacity at our facilities in Colorado Springs, Colorado and Rousset, France, and acquired two wafer fabrication facilities in connection with our acquisition of WMG. In 1998, our gross margin declined significantly as a result of the increase in fixed costs and operating expenses related to this expansion of capacity, and lower product margins in many of our non-volatile memory products due to severe price decline. In 1999, the declining gross margin trend reversed, primarily due to a higher unit sales volume over which to spread fixed costs and operating expenses, the inclusion of WMG's positive gross margin for all of 1999 compared to only ten months in 1998, and the stabilization of average selling prices.

        If the most recent downturn in the semiconductor industry experienced in the first quarter of 2001 continues into the second half of 2001 or worsens, our wafer fabrication capacity would continue to be under-utilized, and our inability to quickly reduce fixed costs such as depreciation and other fixed operating expenses necessary to operate our wafer manufacturing facilities would harm our operating results. If net revenues do not continue to increase sufficiently in future periods, our business could be harmed. We experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity. Production delays, difficulties in achieving acceptable yields at any of our fabrication facilities or overcapacity could materially and adversely affect our operating results.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS.

        The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. A downturn of this type occurred in 1998. These downturns have been characterized by diminished product demand, production overcapacity and accelerated decline of average selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The commodity memory portion of the semiconductor industry, from which we derived 48% of our revenue in the first quarter of 2001, compared to 52% of our revenues in 2000, 46% of our revenues in 1999, and approximately half of our revenues through 1998, suffered from excess capacity in 1998, which led to substantial price reductions during that year. While these conditions improved in 1999 and 2000, another slowdown began late in the fourth quarter of 2000, and if these conditions continue or worsen, our growth and operating results would be harmed. In addition, in the past our operating results were harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity. Our business could be harmed in the future by cyclical conditions in the semiconductor industry or by slower growth in any of the markets served by our customer products.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

        We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Fujitsu, Hitachi, Intel, LSI Logic, Microchip, Sharp and STMicroelectronics. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products, we increasingly compete directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies attempting to sell products in specialized markets addressed by our products. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. Although our average selling prices increased relative to those of the prior years in 2000 and late 1999, during 1998 and early 1999 we experienced significant price competition in our non-volatile memory business and especially for EPROM and Flash products. We expect continuing competitive pressures in our markets from existing competitors and new entrants, which, among other things, could reverse the recent trend of strengthening average selling prices for our products.

        In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

        - our success in designing and manufacturing new products that implement new technologies and processes;

        - our ability to offer integrated solutions using our advanced non-volatile memory process with other technologies;

        - the rate at which customers incorporate our products into their systems;

        -       product introductions by our competitors;

        -       the number and nature of our competitors in a given market; and

        -       general market and economic conditions.

        Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

        The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually in the process of designing and commercializing new and improved products to maintain our competitive position. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or technologies serving markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

        In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products will require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

        Sales to customers outside North America accounted for approximately 72%, 64% and 65% of net revenues in the first quarter of 2001, and in 2000 and 1999. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. In recent years, we have significantly expanded our international operations, most recently through our acquisitions of a wafer fabrication facility in North Tyneside, UK in September 2000, and Atmel Grenoble in May 2000. International sales and operations are subject to a variety of risks, including:

        -       greater difficulty in protecting intellectual property;

        -       greater difficulty in staffing and managing foreign operations;

        -       greater risk of uncollectible accounts;

        -       longer collection cycles;

        - potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

        -       sales seasonality; and

        - general economic and political conditions in these foreign markets.

        Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French and German manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

        Approximately 80%, 75% and 78% of our sales in the first quarter of 2001, and in 2000 and 1999 were denominated in U.S. dollars. During these periods, our products became less price competitive in countries with currencies declining in value against the dollar. In 1998, business conditions in Asia were severely affected by banking and currency issues that adversely affected our operating results. While these conditions stabilized in 1999 and 2000, the continuance or worsening of adverse business and financial conditions in Asia, where 34% of our revenues were generated in the first quarter of 2001, and in 2000 and 1999, would likely harm our operating results.

WHEN WE TAKE FOREIGN ORDERS DENOMINATED IN LOCAL CURRENCIES, WE RISK RECEIVING FEWER DOLLARS WHEN THESE CURRENCIES WEAKEN AGAINST THE DOLLAR, AND MAY NOT BE ABLE TO ADEQUATELY HEDGE AGAINST THIS RISK.

        When we take a foreign order denominated in a local currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we collect our funds. In addition to reducing revenue, this risk will negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, these negative impacts on revenue can be partially offset by positive impacts on costs. However, in Japan, while our yen denominated sales are also subject to exchange rate risk, we do not have significant operations with which to counterbalance our exposure. Sales denominated in yen were 7% of our revenue in the first quarter of 2001, as well as in the first quarter of 2000. Sales denominated in foreign currencies were 20% in the first quarter of 2001, compared to 21% in the comparable quarter of 2000. We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH MOTOROLA AND OTHER KEY CUSTOMERS, OUR BUSINESS MAY BE HARMED.

        In 2000, 1999 and 1998, 12%, 12% and 14% of our net revenues were derived from sales to Motorola. Our ability to maintain close, satisfactory relationships with Motorola and other large customers is important to our business. A reduction, delay, or cancellation of orders from Motorola or our other large customers would harm our business. For instance, sales to Motorola decreased by $26 million, or 5% of our fourth quarter 2000 net revenues, in the first quarter of 2001 from the fourth quarter of 2000. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

        We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

        We have from time to time acquired complementary businesses, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

        The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

        We have in the past been involved in intellectual property infringement lawsuits which harmed our operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, both in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

        We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

OUR LONG TERM DEBT COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

        As of March 31, 2001, our convertible notes and long term debt less current portion was $654 million compared to $669 million at December 31, 2000, and $654 million at December 31, 1999. Our convertible notes and long term debt less current portion increased by $200,027,190, the aggregate issue price of the debentures, when we completed the initial offering of the debentures on May 23, 2001. An increase in our debt-to-equity ratio could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will depend upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

        Since a substantial portion of our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service debt are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to our long-term debt or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to us by any of our subsidiaries could, in the future, be subject to statutory or contractual restrictions and other various business considerations and contingent upon the earnings of those subsidiaries. Any right held by us to receive any assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

        Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures of $333 million in the first quarter of 2001, compared to $961 million in all of 2000 and $172 million in 1999. We intend to continue to make capital investments to support business growth and achieve manufacturing cost reductions and improved yields. Currently, we expect our 2001 capital expenditures to be relatively level with 2000 at approximately $900 million, of which we expect approximately $700 million will have been expended at June 30, 2001. We may seek additional equity or debt financing to fund further expansion of our wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

        We manufacture wafers for our products at our fabrication facilities, and the wafers are initially tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Malaysia, the Philippines, South Korea, Taiwan and Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

        We are subject to a variety of federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

        Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS.

        Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems. We commenced an implementation of a new SAP enterprise resource planning and management system for our worldwide operations in 2000, which is not yet fully implemented. Our success depends to a significant extent on the management skills of our executive officers. If we are unable to manage growth effectively, our results of operations will be harmed.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

        Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

        We also have a preferred shares rights agreement with BankBoston, N.A., as rights agent, dated as of September 4, 1996 and amended and restated on October 18, 1999, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors. See "Description of Capital Stock".

THE DEBENTURES ARE SUBORDINATED.

        The debentures are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full. As result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures. The debentures are also effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are limited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the debentures could be adversely affected. As of March 31, 2001 we had approximately $643 million of senior indebtedness outstanding, and our subsidiaries had approximately $709 million of debt and other liabilities outstanding (including trade and other payables but excluding inter-company obligations). We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities.

WE MAY NOT BE ABLE TO REPURCHASE OR REDEEM DEBENTURES.

        On May 23, 2006, May 23, 2011 and May 23, 2016, we are obligated to purchase, at the Holders' election, any outstanding debentures. In addition, Holders may require us to redeem all or a portion of their debentures in the event of a Fundamental Change. We may not have enough funds to pay the repurchase price on a purchase date (in which case, we could be required to issue common stock to pay the repurchase price) or pay the Fundamental Change purchase price in the event of a Fundamental Change. Any existing or future credit agreements or other debt agreements may provide that a Fundamental Change or our obligation to purchase or redeem the debentures upon a fundamental change or otherwise would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the debentures. If we are prohibited from repurchasing or redeeming the debentures, we would seek the consent of then-existing lenders to repurchase or redeem the debentures or we would attempt to refinance the debt. If we are unable to obtain a consent or refinance the debt, we would be prohibited from repurchasing or redeeming the debentures, which would result in an event of default under the indenture. In these circumstances, if Fundamental Change resulted in an event of default under any lending agreement, the subordination provisions of the indenture would probably restrict or prohibit payments to the Holders. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the debentures upon a Fundamental Change would not necessarily afford the Holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Atmel.

A PUBLIC MARKET MAY NOT DEVELOP FOR THE DEBENTURES.

        The initial purchasers have advised us that they currently make a market in the debentures. However, they are not obligated to make a market and may stop such market making at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. It is possible that no active market for the debentures will develop, and even if one does develop, it may not be maintained. If an active market for the debentures does not develop or is not sustained, the trading price of such debentures could be materially adversely affected.

OUR DEBENTURES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

        We believe it is likely that one or more rating agencies may rate the debentures. If one or more rating agencies assign the debentures a rating lower than expected by investors, or do not rate the debentures, the market price of the debentures and our common stock would be significantly harmed.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

        The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholders of the debentures or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                                     THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                            MARCH 31,
                                --------------------------------------------------------------      --------------------
                                  1996        1997        1998(1)          1999         2000         2000         2001
                                -------      -------      -------         -------      -------      -------      -------
Ratio of earnings to fixed
charges ..................        21.18         2.45           --            3.43         7.91         5.87         7.04

----------
(1)     In 1998, earnings were insufficient to cover fixed charges.

        These computations include us and our consolidated subsidiaries. In calculating the ratio of earnings to fixed charges, "earnings" consist of net income (loss) before provisions for income taxes plus fixed charges. Fixed charges consist of interest expense, charges and amortization of debt, expenses and discount on premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                            DESCRIPTION OF DEBENTURES

        The debentures have been issued under an indenture dated as of May 23, 2001 between us and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the material terms and provisions of the indenture in this section. You should read the indenture for additional information before you buy any of these debentures. References in this section to "us," "we" and "our" are solely to Atmel Corporation and not to our subsidiaries, and references to "you" refer to holders of the debentures.

GENERAL

        The debentures are unsecured obligations of our company and are subordinate in right of payment to our obligations described under "-- Subordination." The debentures are limited to $511,500,000 aggregate principal amount at maturity. The debentures are scheduled to mature on May 23, 2021. The debentures were issued at a substantial discount from their principal amount at maturity and will therefore have original issue discount for U.S. Federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

        There will be no periodic cash payments of interest on the debentures, except as described under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

        In periods during which a debenture remains outstanding, the accrual of original issue discount (the difference between the issue price of a debenture and its principal amount at maturity) will be compounded semi-annually using a year comprised of twelve 30-day months. The accrual of original issue discount commenced on the date the debentures were issued. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue upon conversion, repurchase or redemption of the debentures under the terms of the indenture.

        The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the trustee, or any other office of the paying agent maintained for this purpose. You may present debentures for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. The trustee currently serves as paying agent, conversion agent and registrar. We will not impose a service charge for any registration, transfer or exchange of debentures. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

RANKING

        The debentures constitute subordinated debt and rank junior to all of our senior indebtedness. See "-- Subordination." As of March 31, 2001, we had approximately $643 million of outstanding senior indebtedness.

        The debentures are our obligations exclusively. Our subsidiaries have no payment obligations under the debentures. Since a substantial portion of our operations are conducted through our subsidiaries, our cash flow and our ability to service our debt, including the debentures, are partially dependent on the earnings of our subsidiaries and the distribution of our subsidiaries' earnings to us. Any dividends, loans or advances to us by our subsidiaries may be subject to statutory or contractual restrictions. In addition, our right to receive assets upon a liquidation or reorganization of any subsidiary is effectively subordinated to the claims of that subsidiary's other creditors. As of March 31, 2001, our subsidiaries had approximately $709 million of outstanding indebtedness and other liabilities to which the debentures would be effectively subordinated (including trade and other payables). Our right to receive any assets of our subsidiaries upon their liquidation or reorganization is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of our subsidiary, in which case our claims would still be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

        Neither we nor our subsidiaries are restricted from incurring additional debt under the indenture.

SUBORDINATION

        The debentures are subordinated to the prior payment of all of our senior indebtedness.

        If we dissolve, wind up, liquidate or reorganize our business, we will repay our senior indebtedness before we make any payment on the debentures. If the debentures are accelerated because of an event of default, we will pay the holders of any senior indebtedness in full before we pay the debenture holders. We must promptly notify the holders of any senior indebtedness if there is an event of default under the indenture.

        We may not make any payment on the debentures if there is:

        - a default in the payment of senior indebtedness beyond any applicable grace period; or

        - any other default of designated senior indebtedness that permits the holders of designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice.

        We are required to resume payments on the debentures:

        - in case of any payment default, on the date the default is cured, waived or ceases to exist; and

        - in the case of any non-payment default, on the earlier of (A) the date the non-payment default is cured, waived, or ceases to exist, and (B) 179 days after the date on which the trustee receives the payment blockage notice.

        No new period of payment blockage may be commenced unless:

        - 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice; and

        - all scheduled payments of principal amount at maturity, issue price, original issue discount, redemption price, repurchase price, Fundamental Change price and interest, if any, on the debentures that have become due and payable have been fully paid in cash.

        No non-payment default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for any later payment blockage notice.

        If the trustee or any debenture holder receives any payment or distribution, then they must hold the payment in trust for the benefit of holders of senior indebtedness. In the event of our bankruptcy, dissolution or reorganization, holders of our senior indebtedness may receive more, ratably, and holders of the debentures may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of an event of default under the indenture.

        We pay the trustee reasonable compensation and have agreed to indemnify the trustee against certain liabilities it may incur in connection with its duties. The trustee's claims for compensation and indemnification generally are senior to the claims of debenture holders.

        The following defined terms have the following meanings when used in this subordination section:

        "designated senior indebtedness" means senior indebtedness that expressly provides that it is to be "designated senior indebtedness" for purposes of the indenture governing the debentures. The terms of the designated senior indebtedness may condition or limit the right of that particular designated senior indebtedness to exercise the rights conferred to designated senior indebtedness under the indenture

        "indebtedness" means:

        (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks or (B) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or only to a portion of our assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with obtaining materials or services;

        (2) all of our obligations, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

        (3) all of our obligations, contingent or otherwise, under leases that are required to be accounted for as capitalized leases under generally accepted accounting principles;

        (4) all of our obligations, contingent or otherwise, under synthetic leases or any other leases or related documents, including purchase agreements, in connection with leases of real property that provide that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such leases or related documents to purchase or to cause a third person to purchase the leased property;

        (5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

        (6) all direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in items (1) through (5) above;

        (7) any indebtedness or other obligations described in items (1) through (6) above that are secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assembled by us; and

        (8) any and all deferrals, renewals, extensions and refundings of, or amendments, modification or supplements to, any indebtedness, obligation or liability of the kind described in items (1) through (7) above.

        "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy, rent and all fees, costs, expenses and other amounts accrued or due on indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. Senior indebtedness does not include:

        (1) indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis or junior to the debentures;

        (2)     indebtedness to any of our majority-owned subsidiaries; and

        (3)     the Zero Coupon Convertible Subordinated Debentures due 2018.

CONVERSION OF DEBENTURES BY HOLDERS

        You may convert your debenture into shares of our common stock at any time prior to maturity. However, if we elect to redeem a debenture, you may convert it only until the close of business on the last trading day prior to a redemption date, unless we fail to pay the redemption price. If you have delivered a repurchase notice exercising your option to require us to repurchase your debenture, you may not convert the debenture unless you withdraw the notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your debenture upon a Fundamental Change (as defined in the indenture), that debenture may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in whole or in part provided that you convert them in multiples of $1,000 principal amount at maturity.

        The initial conversion rate is 22.983 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. If, on conversion, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the closing price of shares of our common stock on the trading day immediately prior to the conversion date multiplied by such fraction.

        You will not receive any cash payment on conversion of a debenture representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Consequently, our delivery to you of the fixed number of shares of our common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of our common stock, will be deemed to satisfy our obligation to pay the principal amount at maturity of the debenture, including accrued original issue discount attributable to the period from the issue date to the conversion date. We will not adjust the conversion ratio to account for accrued original issue discount. The conversion date is the date on which all of the requirements for delivery of the debenture for conversion have been satisfied.

        The conversion rate is subject to adjustment to prevent dilution upon the occurrence of any one of the following events:

        (1) the issuance of our common stock as a dividend or distribution on our common stock;

        (2) the issuance to our stockholders of rights or warrants to purchase our common stock at below market price;

        (3) certain subdivisions, combinations and reclassifications of our outstanding common stock;

        (4) distributions to all our common stockholders of our capital stock, debt securities, or other assets, excluding distributions of:

        -       common stock in the manner described in item (1) above;

        -       rights or warrants in the manner described in item (2) above; or

        -       cash in the manner described in item (5) below;

        (5) cash distributions, excluding any quarterly cash dividend on our common stock if the quarterly distribution does not exceed the greater of:

        - the cash dividend per share from the previous quarter not requiring an adjustment under this provision, as adjusted to reflect subdivisions or combinations of our common stock; or

        - 3.75% of the average of the last reported sales price of the common stock during the 10 trading days immediately prior to the dividend declaration date;

        (6) payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock if the price per share exceeds the current market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made; and

        (7) payment in respect of certain tender offers or exchange offers by a third party in which, as of the closing or expiration date of such offer, our board of directors does not recommend rejection of the offer, in which case an adjustment will be made only if:

        - the tender offer or exchange offer increases the ownership of the person making the offer to more than 25% of our common stock; and

        - the cash and other consideration paid exceeds the market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made.

        If an adjustment were required to be made under item (5) above as a result of a quarterly distribution, the adjustment would be based upon the amount by which the cash distributed exceeded the maximum quarterly dividend permitted under that item. If an adjustment were required to be made under item
(5) as
result of a distribution other than a quarterly dividend, the adjustment would be based upon the full amount of cash distributed. The adjustment referred to in item (7) above will not be made if, as of the closing of the tender offer or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in consolidation, merger or sale of all or substantially all our assets.

        Rights or warrants distributed by us to all of our holders of common stock entitling the holder to subscribe for or purchase shares of our capital stock upon the occurrence of one or more specified trigger events shall not be deemed distributed for purposes of (4) above until the last to occur of those trigger events if the rights or warrants:

        -       automatically transfer along with shares of our common stock;

        -       are not exercisable; and

        - are to be issued along with future issuances of our common stock.

        If our common stockholders become entitled to receive stock, other securities, property, cash or other assets upon any reclassification of our common stock, any consolidation or merger involving us, or any sale to another entity of substantially all of our assets, then you will generally be able to convert your debentures into the same type of consideration received by our common stockholders in an amount equal to what you would have received had you done so immediately prior to the triggering event.

        We may increase the conversion rate for a period of at least 20 days so long as:

        -       the increase remains irrevocable during that period; and

        - our board of directors determines that the increase is in our best interest, which determination shall be conclusive.

        We must give at least seven days' advance notice of any increase in the conversion rate. In addition to increases in the conversion rate of the type described above, we may increase the conversion rate as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our stock, or rights to acquire stock, or from any event treated as a dividend, distribution or right to acquire our stock for income tax purposes. See "Certain United States Federal Income Tax Considerations."

        No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

        Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock, any securities convertible into or exchangeable for our common stock or any rights to purchase any of the foregoing.

        If, following a tax event, we exercise our option to have interest accrue on a debenture in lieu of original issue discount, you will be entitled to receive on conversion the same number of shares of common stock that you would have received had we not exercised our option. If we exercise our option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that you are to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

        In the event of a taxable distribution to our common stockholders or in certain other circumstances requiring an adjustment to the conversion rate, the debenture holders may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

REDEMPTION OF DEBENTURES AT OUR OPTION

        We may not redeem the debentures before May 23, 2006. Beginning on May 23, 2006, we may redeem the debentures for cash in whole or in part at any time, by mailing a redemption notice to the debenture holders not less than 30 days nor more than 60 days prior to the redemption date. The redemption price will be an amount in cash equal to 100% of the sum of:

        -       $391.06, the original issue price per $1,000 principal amount;
                and

        - accrued original issue discount up to and including the date of redemption.

        The debentures are redeemable in multiples of $1,000 principal amount at maturity. There is no sinking fund for the debentures.

        The table below shows redemption prices of debentures per $1,000 principal amount at maturity at May 23, 2006, and at each May 23 thereafter until maturity on May 23, 2021. These redemption prices reflect accrued original issue discount up to and including each redemption date. The redemption price of debentures redeemed between any two of the dates listed below would include an additional amount reflecting original issue discount accrued from the next preceding redemption date through the actual date of redemption.

                                                                              (2)
                                                                            ACCRUED
                                                                            ORIGINAL
                                                                (1)          ISSUE            (3)
                                                             DEBENTURE    DISCOUNT AT     REDEMPTION
DATE                                                        ISSUE PRICE      4.75%      PRICE(1) + (2)
----                                                        -----------   -----------   --------------
May 23, 2006.........................................       $  391.06     $  103.46      $  494.52
May 23, 2007.........................................          391.06        127.23         518.29
May 23, 2008.........................................          391.06        152.14         543.20
May 23, 2009.........................................          391.06        178.25         569.31
May 23, 2010.........................................          391.06        205.61         596.67
May 23, 2011.........................................          391.06        234.29         625.35
May 23, 2012.........................................          391.06        264.35         655.41
May 23, 2013.........................................          391.06        295.85         686.91
May 23, 2014.........................................          391.06        328.87         719.93
May 23, 2015.........................................          391.06        363.47         754.53
May 23, 2016.........................................          391.06        399.73         790.79
May 23, 2017.........................................          391.06        437.74         828.80

May 23, 2018.........................................          391.06        477.58         868.64
May 23, 2019.........................................          391.06        519.33         910.39
May 23, 2020.........................................          391.06        563.09         954.15
At Stated Maturity (May 23, 2021)....................          391.06        608.94       1,000.00

        If we elect to convert the debentures to semiannual coupon debentures following a tax event, the debentures will be redeemable at the Restated Principal Amount (as described below in "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event") plus accrued and unpaid interest, if any, to the applicable redemption date.

        If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your certificated debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under the caption entitled "Book-Entry System."

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

        You have the right to require us to repurchase the debentures as of May 23, 2006, May 23, 2011 and May 23, 2016. The purchase price payable for a debenture will be equal to the issue price plus accrued original issue discount through the repurchase date. If, prior to the repurchase date, we have elected to convert the debentures to semiannual coupon debentures following a tax event, the purchase price will be equal to the Restated Principal Amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The table below shows the purchase prices of a debenture as of the specified repurchase dates.

REPURCHASE DATE                                               PURCHASE PRICE
---------------                                               --------------
May 23, 2006.........................................           $  494.52
May 23, 2011.........................................              625.35
May 23, 2016.........................................              790.79

        We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of debenture holders receiving cash, shares of our common stock or both, see "Certain Federal Income Tax Considerations."

        If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by the market price (as defined below) of our common stock. We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Debenture holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

        We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions. The paying agent initially will be the trustee.

        Your repurchase notice must state:

        (1) if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

        (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be in $1,000 multiples;

        (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

        (4) your election, in the event that we decide to pay all or a portion of the repurchase price in shares of our common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

        - withdraw your repurchase notice with respect to all or a portion of the debentures listed therein; or

        - receive cash for the entire purchase price for all the debentures listed in your repurchase notice.

        If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire purchase price for all the debentures listed in your repurchase notice. You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. Your withdrawal notice must state:

        -       the principal amount at maturity of the withdrawn debentures;

        - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

        - the principal amount at maturity, if any, which remains subject to the repurchase notice.

        We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

        - whether we will pay the purchase price of the debentures in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

        - if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate "market price" of the common stock; and

        - the procedures that holders must follow to require us to repurchase their debentures.

        The "market price" means the average sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (assuming the third business day prior to the applicable repurchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

        The "sale price" of our common stock on any date means the closing sale price per share of our common stock on that date (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported on the Nasdaq's National Market or, if our common stock is listed on a United States national or regional securities exchange, as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

        Because the market price of our common stock will be determined prior to the applicable repurchase date, debenture holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of our common stock only if our common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

        Upon determination of the actual number of shares of our common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which our common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

        Our right to repurchase your debentures, in whole or in part, with shares of our common stock is subject to various conditions, including:

        - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required; and

        - qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

        If these conditions are not satisfied by a repurchase date, we will pay the purchase price of the debentures to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the debenture holders the required notice, except as described in the preceding sentence. Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after the date:

        -       the debenture will cease to be outstanding;

        - original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, interest) will cease to accrue; and

        -       all other rights of the holder will terminate.

        This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

        Our ability to repurchase debentures with cash may be limited by the terms of our then-existing loan or credit agreements. The indenture will prohibit us from repurchasing debentures for cash from debenture holders if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

        Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. If this were to occur, we could be required to issue shares of our common stock to pay the repurchase price at valuations based on then prevailing market prices for all debentures tendered by their holders.

        We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

        If we undergo a Fundamental Change (as defined below), you will have the option to require us to purchase for cash any or all of your debentures on a purchase date that is 30 days after the date we provide you with notice of such Fundamental Change. We will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date or, if applicable, the Restated Principal Amount plus accrued and unpaid interest to the date of purchase. You may require us to purchase all or any part of your debentures provided that the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

        A "Fundamental Change" is the occurrence of any transaction or event in connection with which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or any other method) any form of consideration which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq's National Market or any similar United States system of automated dissemination of quotations of securities prices.

        In order to exercise your right to require us to repurchase your debentures upon a Fundamental Change, you must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be repurchased. You may withdraw the notice by delivering a written withdrawal notice to the paying agent before the repurchase date. On or before the

10th day following a Fundamental Change, we are required to mail to the trustee and all debenture holders of record a written notice:

        -       stating that a Fundamental Change has occurred; and

        - explaining the repurchase rights that have arisen as a consequence of the Fundamental Change.

        To exercise your repurchase right, you must deliver to us (or our designated agent) within 30 days after the date of our Fundamental Change notice:

        - written notice of your election to exercise your repurchase right; and

        -       the debentures to be repurchased duly endorsed for transfer.

        Payment for debentures surrendered for repurchase (and not withdrawn) prior to the expiration of the 30-day period will be made promptly following the repurchase date.

        You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

        -       the principal amount at maturity of the withdrawn debentures;

        - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

        - the principal amount at maturity, if any, which remains subject to the repurchase notice.

        If, following a tax event, we have previously exercised our option to pay interest on the debentures instead of accruing original issue discount, we will purchase the debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date we exercised our option. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

        In the event of a Fundamental Change, we will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time we repurchase the debentures. We will also file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

        The repurchase rights of the debenture holders could discourage a potential acquirer from acquiring us, but the Fundamental Change repurchase feature does not result from management's knowledge of any potential acquirer's attempt to obtain control of us, and is not part of an anti-takeover strategy on the part of management.

        The term "Fundamental Change" is limited to specific types of transactions and does not include other events that might adversely affect our financial condition. Moreover, the Fundamental Change repurchase feature may not protect you in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving or affecting us.

        Our ability to repurchase debentures with cash following a Fundamental Change may be limited by the terms of our then-existing loan or credit agreements. No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures.

MERGERS AND SALES OF ASSETS

        We may not consolidate with or merge into any other entity or convey, transfer or lease substantially all of our assets to another entity, unless:

        - the successor entity, if other than Atmel Corporation, assumes all of our obligations under the debentures and the indenture;

        - the successor entity is organized and existing under the laws of the United States or any State thereof or the District of Columbia;

        - we or the successor entity will not immediately thereafter be in default under the indenture.

        Upon the assumption of our obligations by a successor entity as described above, we will be discharged from all obligations under the debentures and the indenture, subject to certain exceptions. Some transactions that would constitute a Fundamental Change would permit each debenture holder to require us to repurchase their debentures as described under "-- Repurchase at Option of the Holder Upon a Fundamental Change."

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

        We have the option to convert the debentures to interest-bearing debentures following a tax event. From and after the date a tax event occurs, we may elect to pay interest at 4.75% per year on the debentures instead of accruing original issue discount. The principal amount will be restated as the sum of (A) the issue price and (B) the amount of original issue discount accrued up to the date we exercise our conversion option. This "Restated Principal Amount" will then be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the date we exercise our conversion option and will be payable semiannually on each May 23 and November 23 to holders of record on the immediately preceding May 8 and on November 8, respectively.

        A tax event occurs when we receive an opinion from tax counsel stating that, for United States federal income tax purposes, there is more than an insubstantial risk that all or a portion of the interest, including original issue discount, payable on the debentures would not be deductible by us either
(A) on a current accrual basis or (B) under any other method, as a result of either:

        - any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities; or

        - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority.

EVENTS OF DEFAULT; NOTICE AND WAIVER

        If an event of default has occurred and is continuing, the indenture provides that either the trustee or the holders of at least 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

        - the issue price of the debentures (or, if the debentures are converted to interest-bearing debentures following a tax event, the Restated Principal Amount); plus

        - original issue discount accrued and unpaid on the debentures to the date of the declaration (or, if the debentures are converted to interest-bearing debentures following a tax event, interest accrued and unpaid on the debentures to the date of the declaration); plus

        -       any Additional Interest owing under the Registration Rights
                Agreement.

        In the case of certain events of bankruptcy or insolvency, the issue price plus original issue discount accrued and unpaid on the debentures to the date of the event (or, if the debentures are converted to interest-bearing debentures following a tax event, the Restated Principal Amount plus interest accrued and unpaid on the debentures to the date of the event) will automatically become immediately due and payable.

        Under circumstances specified in the indenture, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration of the debentures so that they will not become immediately due and payable.

        Cash interest will accrue at the rate of 4.75% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price plus accrued original issue discount (or, if the debentures are converted to interest-bearing debentures following a tax event, Restated Principal Amount plus accrued interest) to the extent such payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures (except as provided in the first sentence of this paragraph) will cease to accrue after declaration of acceleration.

        The following constitute events of default under the indenture with respect to the debentures:

        (1) our failure to pay any of the following when each becomes due and payable:

        - the principal amount of the debentures (or, if the debentures have been converted to interest-bearing debentures following a tax event, the Restated Principal Amount) at stated maturity;

        -       the issue price;

        - accrued and unpaid original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, accrued and unpaid interest);

        -       redemption price;

        -       repurchase price; or

        -       Fundamental Change purchase price;

        (2) our failure for 30 days to pay any Additional Interest (under the Registration Rights Agreement) due to all holders of registrable securities or interest (assuming conversion of the debentures to interest-bearing debentures following a tax event) due on the debentures;

        (3) our failure to comply with any of our covenants or agreements set forth in the indenture or the debentures for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount at maturity of the outstanding debentures;

        (4) certain events involving our bankruptcy, insolvency or reorganization.

        The trustee will give notice to the debenture holders of any continuing default known to the trustee within 90 days after it occurs. However, the trustee may withhold notice to the debenture holders of any default or event of default, except for defaults in any payment on the debentures, if the trustee considers it in the best interest of the debenture holders to do so.

        The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, place and method of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, such direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before exercising any right or power under the indenture at the direction of the debenture holders, the trustee will be entitled to receive security or indemnity satisfactory to the trustee against the costs, expenses and liabilities incurred by the trustee in complying with the direction of the debenture holders. No debenture holder will have any right to pursue any remedy with respect to the indenture or the debentures unless:

        (1) the debenture holder has previously given us and the trustee written notice of a continuing event of default;

        (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

        (3) the debenture holder or holders have offered the trustee indemnity satisfactory to the trustee;

        (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days of the trustee's receipt of the request; and

        (5) the trustee has failed to comply with the request within a 60-day period.

        However, none of the following rights of any debenture holder may be impaired or adversely affected without the debenture holder's consent:

        (1) the right to receive payments of principal (including the issue price and accrued original issue discount) or Additional Interest (as defined in the Registration Rights Agreement), interest in respect of any default in payment under a debenture on or after the due date;

        (2) the right to institute suit for the enforcement of any payments or conversion; or

        (3)     the right to convert debentures.

        The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

        -       any default in any payment on the debentures;

        - any default with respect to the conversion rights of the debentures; or

        - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under the caption entitled "-- Modification and Waiver" below.

        We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION AND WAIVER

        We may amend, modify or supplement the indenture with the consent of the holders of not less than majority in aggregate principal amount at maturity of all outstanding debentures. Notwithstanding the foregoing, no amendment may, without the consent of each holder affected:

        (1) reduce the principal amount at maturity, issue price, redemption price, repurchase price or Fundamental Change purchase price;

        (2)     extend the stated maturity of any debenture;

        (3) alter the manner or rate of accrual of original issue discount, Additional Interest (under the Registration Rights Agreement), interest, if any;

        (4) make any debenture payable in money or securities of a type other than that stated in the debentures;

        (5) impair the right to institute suit for payment under, or conversion of, the debentures;

        (6) reduce the percentage in principal amount at maturity of the outstanding debentures the consent of whose holders (A) is required for any such amendment, modification or supplement, or
                (B) is required for any waiver provided for in the indenture;

        (7)     reduce the quorum or voting requirements under the indenture;

        (8) change any obligation of Atmel to maintain an office or agency in the places and for the purposes specified in the indenture;

        (9) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change;

        (10) modify the provisions of the indenture affecting the subordination of the indentures in a manner adverse to the debenture holders; or

        (11) subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

        The indenture also provides for certain modifications of its terms without the consent of the holders.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

        The debentures were issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

        Debentures are exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

        We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

        In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debenture either:

        - during a period beginning 15 business days prior to the expected mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

        - if the debentures have been called for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

PAYMENT AND PAYING AGENTS

        Payments on the debentures not made in shares of our common stock will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

        We initially designated the trustee as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

BOOK-ENTRY SYSTEM

        The debentures are represented by one or more global securities (each a "global security"). Each global security was deposited with, or on behalf of, The Depository Trust Company and registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

        Upon the issuance of each global security, DTC credited on its book-entry registration and transfer system the accounts of persons designated by the initial purchasers with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

        So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, or payments of the redemption price or the purchase price on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent nor the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to, nor payments made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, or payments of the redemption price or the purchase price will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

        If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to such debentures. In any such instance, an owner of beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

        DTC has advised us that DTC is:

        - a limited purpose trust company organized under the laws of the State of New York;

        -       a member of the Federal Reserve System;

        - a clearing corporation within the meaning of the Uniform Commercial Code; and

        -       a clearing agency registered pursuant to the provisions of
                Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

        Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

        Holders of debentures may not request certificated debentures and certificated debentures will not be issued, except at our option or in exchange for debentures represented by the global debenture if no successor depositary is appointed by us as set forth above in the fifth paragraph under this caption.

        See the description under "Certain United States Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

REGISTRATION RIGHTS

        We have agreed pursuant to a Registration Rights Agreement with the initial purchasers, for the benefit of the holders of the debentures and our common stock issuable on conversion of the debentures, that we will, at our cost:

        (1) use our reasonable efforts to file, as promptly as practicable, but in any event within 90 days after the first date of initial issuance of the debentures, a registration statement, which we refer to as the "Shelf Registration Statement," covering resales of the "Registrable Securities" (as defined below);

        (2) use our reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as practicable, but no later than 180 days after the first date of initial issuance of the debentures; and

        (3) use our reasonable efforts to keep the Shelf Registration Statement effective after its effective date until the date which is the earlier of:

        - the second anniversary of the effective date of the registration statement or the expiration of such other holding period as may be applicable under Rule 144(k) under the Securities Act or any successor rule or regulation; and

        - such time as all of the Registrable Securities have been sold pursuant to the Shelf Registration Statement or transferred pursuant to Rule 144 under the Securities Act.

        We filed the registration statement, of which this prospectus forms a part, to satisfy our obligation to file the Shelf Registration Statement under the Registration Rights Agreement. We use the term "Registrable Securities" to refer to the debentures and the shares of our common stock issuable upon conversion of the debentures until the earliest of:

        - the effective registration under the Securities Act and resale of all such securities in accordance with the registration statement;

        - the expiration of the applicable holding period under Rule 144(k), which is currently two years from the date the securities were acquired from the issuer or its affiliate; or

        - the sale of all such securities pursuant to Rule 144 under the Securities Act, or any similar provision then in force.

        Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus that is part of the Shelf Registration Statement (without incurring any obligation to pay Additional Interest) for:

        -       30 days in the aggregate for any three-month period; and

        -       90 days in the aggregate for any 12-month period.

        In the event of a material acquisition, financing, recapitalization or other similar transaction, we may extend the period of suspension for an additional 30 days, not to exceed 60 days in any three-month period. If we suspend the use of the prospectus or extend the period of suspension, we will provide all registered debenture holders with written notice thereof. We will provide each debenture holder for whom the Shelf Registration Statement was filed with:

        - copies of the prospectus that is a part of the Shelf Registration Statement; and

        - notice when the Shelf Registration Statement has become effective.

        We will also take certain other actions required to permit resales to third parties of the debentures and shares of our common stock issuable on conversion thereof. Beneficial holders selling securities pursuant to the Shelf Registration Statement generally will be:

        - required to be named as selling securityholders in the related prospectus;

        - subject to the prospectus delivery requirements and civil liability provisions of the Securities Act; and

        - bound by certain provisions (including indemnification obligations) of the Registration Rights Agreement.

        "Additional Interest" will accrue on the debentures and any shares of our common stock into which the debentures were previously converted that are, in each case, Registrable Securities, if:

        (1) on or prior to the 180th day after the first date of initial issuance of the debentures, the Shelf Registration Statement has not been declared effective by the SEC; or

        (2) subject to our rights to suspend the use of the prospectus included in the Shelf Registration Statement as described above, after the Shelf Registration Statement has been declared effective, the Shelf Registration Statement ceases to be effective or usable in connection with resales of debentures and the common stock issuable upon the conversion thereof that are Registrable Securities in accordance with and during the periods specified in the Registration Rights Agreement.

        We refer to each event referred to in items (1) and (2) above as a "Registration Default." If Additional Interest accrues under the Registration Rights Agreement, it will accrue from and including the date on which each Registration Default occurs up to but excluding the date on which the Registration Default is cured at a rate of:

        - in respect of transfer of restricted debentures, 0.5% per annum of the principal amount at maturity of the debentures plus accrued but unpaid original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, accrued but unpaid interest); and

        - in respect of transfer of restricted shares of our common stock into which debentures have been converted, 0.5% per annum of the "applicable conversion price."

        The term "applicable conversion price" refers to the original issue price of a debenture plus accrued original issue discount to the date of calculation divided by the conversion rate as then in effect.

        Payment of Additional Interest constitutes liquidated damages and will not give rise to an event of default under the indenture. We will have no other liabilities with respect to our registration obligations for which Additional Interest is provided.

        This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from us upon request.

INFORMATION CONCERNING THE TRUSTEE

        We appointed State Street Bank and Trust Company of California, N.A., as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures. State Street Bank and Trust Company of California, N.A. is also the trustee for our Zero Coupon Convertible Subordinated Debentures due 2018.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of Atmel consists of 1,600,000,000 shares of common stock and 5,000,000 shares of preferred stock, 500,000 shares of which are designated Series A preferred stock. The following summary of certain provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated preferred shares rights agreement, dated as of October 18, 1999, which are incorporated by reference in the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK.

        The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all directors. Subject to preferences of any preferred stock that may be issued in the future, the holders of Atmel common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, as well as any distributions to the stockholders. In the event of liquidation, dissolution or winding up of Atmel, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Atmel common stock.

        We have issued the holders of our common stock certain rights to purchase our Series A preferred stock pursuant to the amended and restated preferred shares rights agreement that could delay, defer or prevent a change of control of Atmel in a transaction not approved by the board of directors.

PREFERRED STOCK

        The Atmel board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions thereof, and the number of shares constituting any series or the designation of such series, subject to our obligation under the amended and restated preferred shares rights agreement to use best efforts to keep reserved and authorized that number of shares of Series A preferred stock sufficient to permit the exercise in full of outstanding rights. The rights, preferences and privileges of our preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Atmel and could impair the voting and other rights of the holders of our common stock. As of March 31, 2001, no shares of preferred stock were issued and outstanding.

PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

        Our certificate of incorporation provides that Atmel elects not to be governed by Section 203 of the Delaware General Corporation Law, so we are not subject to the provisions of Section 203 regulating corporate takeovers. This section prevents Delaware corporations from engaging, under limited circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder unless certain conditions are met.

        Provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire control of Atmel. These provisions require certain advance notice of stockholder proposals and director nominations, and provide that no action may be taken by stockholders by written consent, no stockholder may cumulate votes in the election of directors, and only the board of directors, the chairman or the president may call special meetings of stockholders. These provisions may make it more difficult for stockholders to take specific corporate actions and could have an effect of delaying or preventing a change in control of Atmel.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is EquiServe, L.P. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the debentures and of common stock into which the debentures may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the "IRS") might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of debentures or common stock could differ from those described below. The summary generally applies only to holders that hold the debentures or common stock as "capital assets" (generally, for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state, or local laws.

        INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

ORIGINAL ISSUE DISCOUNT

        Because the debentures do not provide for payments of fixed periodic interest, they will be sold at discount from their principal amount. Holders will in effect receive interest at maturity, unless the debentures are converted or redeemed before then, by receiving a principal amount greater than the issue price of the debentures. Because this excess of principal over issue price is economically equivalent to interest, the U.S. tax rules require that this amount (referred to as "original issue discount," or "OID") be recognized as interest income over the term of the debentures. The amount of accrued interest for each period is determined under a constant yield method, so that the accrued interest for any period equals a constant percentage of the holder's investment (including the original purchase price of the debenture plus any previously accrued interest). Because the holder's investment increases each period, the amount of interest income for each period will increase as the debentures get closer to maturity.

        We will be required to furnish annually to the IRS and to certain noncorporate holders information regarding the amount of original issue discount allocable to the year. For this purpose, we will use six-month accrual periods that begin or end on the maturity date of the debentures.

MARKET DISCOUNT; ACQUISITION PREMIUM

        If a U.S. holder purchases a debenture at a discount that is greater than the discount at which the debentures were initially issued (that is, the holder pays an amount that is less than the sum of the issue price of the debenture and previously accrued OID), the holder will generally be subject to special rules that apply to "market discount." These rules will generally require the holder to treat as ordinary income that portion of any gain recognized on a sale or other disposition of debentures attributable to accrued market discount. The market discount rules may require the deferral of deductions of any interest on a borrowing incurred or continued to purchase or carry a debenture. The interest deferral rule will not apply, however, if the holder elects to include market discount in income currently as it accrues.

        If a U.S. holder purchases a debenture at a discount that is less than the discount at which the debentures were initially issued (that is, the holder pays an amount that is less than the principal amount but more than the sum of the issue price and previously accrued OID), the holder will be allowed to reduce the amount of OID that would otherwise be treated as interest income, to reflect the "acquisition premium" paid by the holder.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

        Except as described below, a holder will recognize capital gain or loss if the holder disposes of debenture in a sale, redemption or exchange other than a conversion of the debenture into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the debenture. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the debenture. The holder's tax basis in the debenture will generally equal the amount the holder paid for the debenture, increased by previously accrued original issue discount. The gain or loss recognized by a holder on a disposition of the debenture will be long-term capital gain or loss if the holder held the debenture for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation. If a holder purchased a debenture with market discount, however, that portion of a holder's gain attributable to accrued market discount not previously included in income will be treated as ordinary income rather than capital gain, as described above under "Original Issue Discount."

        If a holder elects to exercise his option to tender debentures to us on a May 23, 2006, May 23, 2011 or May 23, 2016 purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If we pay the purchase price solely in common stock, the holder generally should not recognize any gain or loss. If we pay the purchase price with a combination of common stock and cash, the holder would be required to recognize any gain realized, but only to the extent of the cash received. The holder would not be allowed to recognize any loss. Because the price we will pay will equal the issue price plus accrued original issue discount, however, the amount received by the holder should equal the holder's tax basis and the holder should not realize any gain or loss. If we pay all or part of the purchase price with common stock and the holder receives cash in lieu of a fractional share of stock, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. A holder's initial tax basis in his common stock (including any fractional share) should equal the holder's adjusted basis in the debentures tendered, increased by the amount of gain recognized and decreased by the amount of cash received. The holder's holding period for his common stock should include the period during which the holder held his debentures. The holding period for common stock attributable to original issue discount, however, might begin on the day following the exchange date.

CONVERSION OF THE DEBENTURES

        A holder generally will not recognize any income, gain or loss on converting a debenture into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as described in the preceding paragraph. The holder's holding period for the stock will include the period during which he or she held the debenture. The holding period for common stock attributable to original issue discount, however, might begin on the day following conversion.

DIVIDENDS

        If, after a holder converts a debenture into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

        The terms of the debentures allow for changes in the conversion rate of the debentures in certain circumstances. A change in conversion price that allows debentureholders to receive more shares of common stock on conversion may increase the debentureholders' proportionate interests in our earnings and profits or assets. In that case, the debentureholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the debentureholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate debentureholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow debentureholders to receive more stock on conversion, however, increase the debentureholders' proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the debentureholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the debentureholders' interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

        A holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or 46. exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation. If a holder purchased debentures with market discount, the holder would be required to treat as ordinary income that portion of any gain recognized on a sale of the common stock received on conversion of the debentures attributable to market discount accrued before the conversion and not previously included in income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of dividends to individual holders of common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with correct taxpayer identification number.

        Payments made to holders by a broker upon a sale of debentures or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Any amounts withheld from payment to a holder of debentures or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

TAX EVENT

        The modification of the terms of the debentures by us upon a tax event as described in "Description of Debentures --Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event, "could alter the timing of income recognition by the holders regarding the semiannual payments of interest due after the option exercise date.

        THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR DEBENTURES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

        We originally issued the debentures in a private placement in May 2001. The debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the debentures and the underlying common stock pursuant to this prospectus.

        The following table contains information as of June 26, 2001, with respect to the selling securityholders and the principal amount of debentures and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.

                                                               PRINCIPAL
                                                               AMOUNT AT                          NUMBER OF
                                                              MATURITY OF                         SHARES OF
                                                               DEBENTURES      PERCENTAGE          COMMON         PERCENTAGE OF
                                                              BENEFICIALLY         OF             STOCK THAT        COMMON
                                                               OWNED THAT      DEBENTURES           MAY BE           STOCK
                       NAME                                   MAY BE SOLD      OUTSTANDING          SOLD(1)       OUTSTANDING(2)
-----------------------------------------------------         ------------     -----------       -----------      --------------
Alexandra Global Investment Fund I, LTD .............           5,000,000             *              114,915             *
Aventis Pension Master Trust ........................             340,000             *                7,814             *
Bear Stearns & Co., Inc. ............................           1,250,000             *               28,729             *
Boilermaker-Blacksmith Pension Trust ................           2,150,000             *               49,413             *
CALAMOS(R) Convertible Fund - CALAMOS(R)
   Investment Trust .................................           8,000,000          1.56%             183,864             *
CALAMOS(R) Convertible Growth and Income Fund
   - CALAMOS(R) Investment Trust ....................           3,500,000             *               80,441             *
CALAMOS(R) Convertible Portfolio -
    CALAMOS(R) Advisors Trust .......................             200,000             *                4,597             *
CALAMOS(R) Convertible Technology Fund -
   CALAMOS(R) Investment Trust ......................              55,000             *                1,264             *
CALAMOS(R) Global Convertible Fund -
   CALAMOS(R) Investment Trust ......................             225,000             *                5,171             *
CFFX, LLC ...........................................           9,690,000          1.89%             222,705             *
City of Albany Pension Plan .........................             190,000             *                4,367             *
City of Knoxville Pension System ....................             440,000             *               10,113             *
Clarica Life Insurance Co. - U.S. ...................             535,000             *               12,296             *
The Cockrell Foundation .............................             200,000             *                4,597             *
Commerzbank Financial Products Frankfurt ............          25,000,000          4.89%             574,575             *
Delta Airlines Master Trust .........................           3,700,000             *               85,037             *
Delta Pilots Disability and Survivorship Trust ......             720,000             *               16,548             *
Dorinco Reinsurance Company .........................           2,250,000             *               51,712             *
The Dow Chemical Company Employee's Retirement
   Plan .............................................           4,200,000             *               96,529             *
Drury University ....................................              70,000             *                1,609             *
Fidelity Financial Trust: Fidelity Convertible
   Securities Fund ..................................          13,150,000          2.57%             302,226             *
Fidelity Securities Fund: Fidelity Advisor Aggressive
   Growth Fund ......................................             550,000             *               12,641             *
First Union National Bank ...........................          32,000,000          6.26%             735,456             *
The Fondren Foundation ..............................             130,000             *                2,988             *
H. K. Porter Company, Inc. ..........................              50,000             *                1,149             *
J.P. Morgan Securities, Inc. ........................          17,500,000          3.42%             402,203             *
Kentfield Trading, Ltd. .............................          11,700,000          2.29%             268,901             *
Kettering Medical Center Funded Depreciation
   Account ..........................................             130,000             *                2,988             *
Knoxville Utilities Board Retirement System .........             300,000             *                6,895             *
Lydian Overseas Partners Master Fund ................          12,500,000          2.44%             287,288             *
Louisiana Workers' Compensation Corporation .........             290,000             *                6,665             *
Merrill Lynch Investment Managers - Quantitative
   Advisors .........................................          25,000,000          4.89%             574,575             *
Morgan Stanley & Co.(3) .............................          65,000,000         12.71%           1,493,895             *
New York Life Insurance and Annuity Corporation .....           3,700,000             *               85,037             *
New York Life Insurance Company .....................          23,100,000          4.52%             530,907             *

                                                               PRINCIPAL
                                                               AMOUNT AT                          NUMBER OF
                                                              MATURITY OF                         SHARES OF
                                                               DEBENTURES      PERCENTAGE          COMMON         PERCENTAGE OF
                                                              BENEFICIALLY         OF             STOCK THAT        COMMON
                                                               OWNED THAT      DEBENTURES           MAY BE           STOCK
                       NAME                                   MAY BE SOLD      OUTSTANDING          SOLD(1)       OUTSTANDING(2)
-----------------------------------------------------         ------------     -----------       -----------      --------------
Onyx Fund Holdings, LDC .............................           7,500,000          1.47%             172,373             *
Port Authority of Allegheny County Retirement and
    Disability Allowance Plan for the Employees
   Represented by Local 85 of the Amalgamated Trust
   Company ..........................................           2,200,000             *               50,563             *
Salomon Brothers Asset Management, FNC. .............          12,500,000          2.44%             287,288             *
SCI Endowment Care Common Trust Fund - National
   Fiduciary Services ...............................             625,000             *               14,364            `*
SCI Endowment Care Common Trust Fund - Suntrust .....              70,000             *                1,609             *
Southern Farm Bureau Life Insurance Company .........           2,000,000             *               45,966             *
SPT .................................................           1,700,000             *               39,071             *
TQA Master Fund Ltd. ................................           2,500,000             *               57,458             *
TQA Master Plus Fund Ltd. ...........................           1,500,000             *               34,475             *
UBKAM Arbitrage Fund ................................           1,125,000             *               25,856             *
UBS O'Connor F/B/O O'Connor Global Convertible
   Portfolio ........................................           1,600,000             *               36,773             *
UBS O'Connor F/B/O UBS Global Equity Arbitrage
    Master Ltd. .....................................          18,400,000          3.60%             422,887             *
Unifi, Inc. Profit Sharing Plan and Trust ...........             200,000             *                4,597             *
Union Carbide Retirement Account ....................           4,800,000             *              110,318             *
United Food and Commericial Workers Local 1262
   and Employers Pension Fund .......................           1,000,000             *               22,983             *
Van Waters & Rogers, Inc. Retirement Plan ...........             580,000             *               13,330             *
Variable Insurance Products Fund III: Aggressive
   Growth Portfolio .................................              80,000             *                1,839             *
White River Securities L.L.C. .......................           8,750,000          1.71%             201,101             *
Any other holder of Debentures or future transferee,
   pledgee, donee or successor of any holder (4)(5) .         171,555,000         33.54%           3,942,849             *


 * Less than 1%.

(1) Assumes conversion of all of the holder's debentures at a conversion price of $17.02 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Debentures -- Right of Conversion." As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future. Under the terms of the Indenture, cash will be paid in lieu of issuing fractional shares, if any, upon conversion of the debentures.

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 463,708,515 shares of common stock outstanding as of March 31, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.

(3) Does not include 369,710 shares of common stock issuable upon conversion of $6,610,000 in principal amount at maturity of our Zero Coupon Convertible Subordinated Debentures due 2018 beneficially owned by Morgan Stanley & Co.

(4) Information about other selling security holders will be set forth in prospectus supplements, if required.

(5) Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or our affiliates. From time to time, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce Fenner & Smith Incorporated, or their affiliates, have provided, and may continue to provide us with investment banking services, for which they received or will receive customary fees.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

        Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the debentures or the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:

        -       directly by the selling securityholders;

        - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the debentures and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the debentures and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The debentures and underlying common stock may be sold in one or more transactions at:

        -       fixed prices;

        -       prevailing market prices at the time of sale;

        -       varying prices determined at the time of sale; or

        -       negotiated prices.

        These sales may be effected in transactions:

        - on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market System in the case of the common stock;

        -       in the over-the-counter market;

        - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

        -       through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the debentures and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and underlying common stock to close out short positions, or loan or pledge debentures and underlying common stock to broker-dealers that in turn may sell the debentures and underlying common stock.

        To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. Any selling securityholder may instead transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Our common stock trades on the Nasdaq National Market under the symbol "ATML.". No assurance can be given as to the development of liquidity or any trading market for the debentures. See "Risk Factors -- A public market may not develop for the debentures."

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

        The validity of the issuance of the securities offered hereby will be passed upon for Atmel by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C. , New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. Our web address is http://www.atmel.com.

        The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

        - The description of our Preferred Shares Rights Agreement, in our Registration Statement on Form 8-A/12G filed on September 15, 1998, as amended on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act;

        - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

        -       Our Quarterly Report on Form 10-Q for the quarter ended March
                31, 2001;

        - Our definitive Proxy Statement on Schedule 14A filed on March 15, 2001; and

        -       Our Current Reports on Form 8-K, dated May 17, 2001 and May 18,
                2001.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, (408) 441-0311.

                           TRADEMARK ACKNOWLEDGEMENTS

        Atmel and the Atmel logo design are trademarks of Atmel. All other brand and product names appearing in this prospectus are the trademarks of their respective companies.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.......................       $    46,675
                                                                                 -----------
Trustee's fees and expenses...............................................            25,000
                                                                                 -----------
Accounting fees and expenses..............................................            30,000
                                                                                 -----------
Legal fees and expenses...................................................            35,000
                                                                                 -----------
Miscellaneous.............................................................            20,000
                                                                                 -----------
   Total..................................................................       $   156,675
                                                                                 -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF ATMEL CORPORATION

CERTIFICATE OF INCORPORATION

        Article XI of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

        - for any breach of their duty of loyalty to the corporation or its stockholders,

        - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

        - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

        - for any transaction from which the director derived an improper personal benefit.

BYLAWS

        Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Atmel Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

        We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Atmel, arising out of such person's services as a director or officer of Atmel, any subsidiary of Atmel or any other company or enterprise to which the person provides services at the request of Atmel.

ITEM 16. EXHIBITS

        The following exhibits are filed herewith or incorporated by reference herein:

    EXHIBIT NUMBER              EXHIBIT TITLE
    --------------              -------------
         3.1        Certificate of Incorporation. (1)

         3.2        Bylaws. (2)

         4.1        Indenture

         4.2        Form of Debenture (included in Exhibit 4.1)

         4.3        Registration Rights Agreement

         5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

         12.1       Computation of Earnings to Fixed Charges

         23.1       Consent of PricewaterhouseCoopers, independent accountants.

         23.2       Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
                    (included in Exhibit 5.1)

         24.1       Power of Attorney (see page II-4).

         25.1       Form T-1 Statement of Eligibility of Trustee for Indenture under the
                    Trust Indenture Act of 1939

----------

(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.

(2) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

ITEM 17. UNDERTAKINGS

A.      The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (a)To include any prospectus required by Section 10(a)(3) of the Securities Act,

                (b)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a Fundamental Change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

                (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 27, 2001.

                                       ATMEL CORPORATION

                                       By:  /s/ GEORGE PERLEGOS
                                           -------------------------------------
                                           Name:   George Perlegos
                                           Title:  President and Chief Executive
                                                   Officer and Chairman of the
                                                   Board of Directors

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints George Perlegos and Donald Colvin, and each of them, as his true and lawful attorneys-in-fact and agents, each with power of substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments to this Registration Statement) and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and all post-effective amendments thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each of them with full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                TITLE                          DATE
               ---------                                -----                          ----
/s/ George Perlegos                      President, Chief Executive Officer
-----------------------------------      and Chairman of the Board of
          George Perlegos                Directors (Principal Executive           June 27, 2001
                                         Officer)

/s/ Donald Colvin                        Vice President, Finance, and Chief       June 27, 2001
-----------------------------------      Financial Officer (Principal
           Donald Colvin                 Financial Officer and Accounting
                                         Officer)

/s/ Gust Perlegos                        Director                                 June 27, 2001
-----------------------------------
          Gust Perlegos

/s/ Tsung-Ching Wu                       Director                                 June 27, 2001
-----------------------------------
         Tsung-Ching Wu

/s/ Norm Hall                            Director                                 June 27, 2001
-----------------------------------
           Norm Hall

/s/ T. Peter Thomas                      Director                                 June 27, 2001
-----------------------------------
        T. Peter Thomas

/s/ Pierre Fougere                       Director                                 June 27, 2001
-----------------------------------
         Pierre Fougere

                                  EXHIBIT INDEX

    EXHIBIT NUMBER              EXHIBIT TITLE
    --------------              -------------
        3.1         Certificate of Incorporation. (1)

        3.2         Bylaws. (2)

        4.1         Indenture

        4.2         Form of Debenture (included in Exhibit 4.1)

        4.3         Registration Rights Agreement

        5.1         Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation.

        12.1        Computation of Earnings to Fixed Charges

        23.1        Consent of PricewaterhouseCoopers, independent accountants.

        23.2        Consent of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation (included in Exhibit 5.1)

        24.1        Power of Attorney (see page II-4).

        25.1        Form T-2 Statement of Eligibility of Trustee for Indenture under the First Indenture Act of 1939

----------
(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.

(2) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.